Filed Pursuant to Rule 424(b)(3)
Registration No. 333-271472
PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated May 5, 2023)
Local Bounti Corporation
Up to 5,353,846 Shares of Common Stock
Issuable Upon Exercise of Warrants

This prospectus supplement supplements the prospectus dated May 5, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-3 (No. 333-271472). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information set forth below under “Amendment to Warrants.”
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholder (which term as used in the Prospectus and this prospectus supplement, includes its respective transferees, pledgees, distributes, donees, and successors-in-interest) named in the Prospectus (the “Selling Securityholder”) of up to an aggregate of 5,353,846 shares of Local Bounti Corporation (the “Company,” “Local Bounti,” “we,” “us,” and “our”) common stock, par value $0.0001 per share (“Common Stock”), which consists of up to 5,353,846 shares of Common Stock that are issuable by us upon the exercise of 5,353,846 warrants (the “Warrants”), with an exercise price of $4.00 per share, pursuant to the Common Stock Purchase Warrant, dated as of March 28, 2023, by and between Local Bounti and the Selling Securityholder, as amended and restated by that Amended and Restated Common Stock Purchase Warrant, dated as of March 31, 2025 (the “2023 Warrant Amendment”).
Accordingly, this prospectus supplement amends and supplements the Prospectus to (i) reflect a decrease in the exercise price of the Warrants to $4.00 per share of Common Stock, (ii) extend the expiration date of the Warrants to March 31, 2033, (iii) amend and restate the 2023 Warrants to be on the same terms and conditions as the warrants issued pursuant pursuant to the Common Stock Purchase Warrant, dated as of November 19, 2021, by and between Local Bounti and the Selling Securityholder (as subsequently amended and restated on March 31, 2025) and (iv) reflect a decrease in the aggregate net proceeds we expect to receive from the exercise of the Warrants (assuming all Warrants are exercised) from approximately $69.6 million to approximately $21.4 million. The aggregate number of shares of Common Stock underlying the Warrants was not changed in connection with the 2023 Warrant Amendment. In particular:
1.All references in the Prospectus to the exercise price of $1.00 per share of Common Stock with respect to the Warrants are hereby amended and restated to reflect an exercise price of $4.00 per share of Common Stock;
2.All references in the Prospectus to the aggregate proceeds we expect to receive from the exercise of the Warrants (assuming all Warrants are exercised) being approximately $69.6 million, are hereby amended and restated to reflect that we expect such aggregate proceeds to be approximately $21.4 million;

3.A new section of the Prospectus titled “Amendment to Warrants” is hereby added in its entirety following the section titled “Description of Securities.”
On June 14, 2023, Local Bounti effected a 1-for-13 reverse stock split (“Reverse Stock Split”) of its Common Stock. As a result of the Reverse Stock Split, every 13 shares of Common Stock issued and outstanding were automatically reclassified into one new share of Common Stock, subject to the treatment of fractional shares, without any action on the part of the holders. Proportionate adjustments were also made to the exercise prices and the number of shares underlying the Warrants.
Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that either we or the Selling Securityholder will issue, offer or sell, as applicable, any of the securities hereby registered. The Selling Securityholder may offer, sell, or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of our Common Stock or the Warrants by the Selling Securityholder pursuant to the Prospectus and this prospectus supplement, except with respect to amounts received by us upon exercise of the Warrants to the extent such Warrants are exercised for cash. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholder will bear all commissions and discounts, if any, attributable to their sale of shares of our Common Stock.
Our Common Stock is listed on the New York Stock Exchange under the symbol “LOCL.” On May 14, 2025, the closing price of our Common Stock was $2.50.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
See the section entitled “Risk Factors” beginning on page 3 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 15, 2025.

AMENDMENT TO EXISTING WARRANTS
On March 31, 2025 (the “Transaction Date”), Local Bounti Corporation (the “Company” or “we”), entered into a Restructuring Agreement and Eleventh Amendment to Senior Credit Agreement with Cargill Financial Services International, Inc., a Delaware corporation (“Cargill Financial”) (the “Debt Restructuring Agreement”) to amend the Credit Agreement dated as of September 3, 2021, by and among Local Bounti Operating Company LLC, a Delaware limited liability company (“Opco”), each subsidiary of Opco identified as a “Borrower” therein, and Cargill Financial (as amended by a First Amendment to Credit Agreements and Subordination Agreement dated as of March 14, 2022, a Second Amendment to Credit Agreements dated as of August 11, 2022 (and effective as of June 30, 2022), a Third Amendment to Credit Agreements dated as of December 30, 2022, a Fourth Amendment to Credit Agreements dated as of January 6, 2023, a Fifth Amendment to Credit Agreements dated as of March 13, 2023, a Sixth Amendment to Credit Agreements dated as of March 28, 2023, a Seventh Amendment to Credit Agreements dated as of October 2, 2023, an Eighth Amendment to Credit Agreements dated as of January 23, 2024, a Ninth Amendment to Credit Agreements dated as of March 26, 2024, and a Tenth Amendment to Credit Agreements dated as of June 28, 2024, and as further amended, restated, supplemented or otherwise modified from time to time prior to the Transaction Date, (the “Senior Credit Agreement”).
In connection with the Debt Restructuring Agreement, the Company amended and restated existing warrants held by Cargill Financial (the “Warrant Amendments”), amending and restating (i) that certain Common Stock Purchase Warrant, dated March 28, 2023 (the “Base Warrant”) and (ii) those certain Warrants to Purchase Common Stock, each issued November 21, 2021 (the “2021 Warrants” and, together with the Base Warrant, the “Original Warrants”; the Original Warrants as amended and restated, the “Amended Warrants”) to (a) reduce the exercise price of the Original Warrants to $4.00 per share of Common Stock, (b) extend the expiration date of the Original Warrants to March 31, 2033 and (c) amend and restate the Base Warrants to be on the same terms and conditions as the 2021 Warrants. The Original Warrants were issued by the Company to Cargill Financial to purchase up to an aggregate of 5,408,145 shares of Common Stock (as adjusted for a 2023 reverse stock split) and the Amended Warrants are also exercisable for up to an aggregate of 5,408,145 shares of Common Stock.